DORSEY
DORSEY & WHITNEY LLP

RECEIVED
2007 AUG -1 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025721

SUPPL

July 31, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Press releases filed on Sedar on the below stated date. There is no law mandating this filing, however, it is considered good corporate practice to file such documents.
  - July 30, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

PROCESSED
AUG 0 8 2007
THOMSON FINANCIAL

C. Information which the Company has distributed to its security holders

None

dw 8/7

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

RECEIVED
2007 AUG -1 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention Business Editors:

Addax Petroleum second quarter 2007 conference call

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, July 30 /CNW/ - Addax Petroleum Corporation (TSX: AXC and LSE: AXC) ("Addax Petroleum" or the "Corporation") will announce its financial results for the quarter ended June 30, 2007 on Tuesday, August 7, 2007, and will discuss its financial results in a conference call on Tuesday, August 7, 2007 at 11:00 a.m. Eastern Time/4:00 p.m. London, U.K. time. Mr. Jean Claude Gandur, President and Chief Executive Officer, Mr. James Pearce, Chief Operating Officer, and Mr. Michael Ebsary, Chief Financial Officer, will discuss the Corporation's most recent financial and operating results.

<<
Conference call details:
Date: Tuesday, August 7, 2007
Time: 11:00 a.m. Eastern Time/4:00 p.m. London, U.K. time

To listen to the conference call, please call one of the following:

Toronto:	416 644 3418
Toll-free (Canada and the U.S):	1 800 732 6179
Toll-free (U.K.):	00 800 0000 2288
Toll-free (Switzerland):	00 800 0022 8228

>>

A replay of the call will be available at (416) 640-1917 or (877) 289-8525, passcode 21240077 followed by the number sign until Tuesday, August 21, 2007.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 116,000 bbl/d for the first quarter of 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

CONFERENCE CALL ADVISORY: FORWARD-LOOKING STATEMENTS

The conference call may contain forward-looking statements. When used in the call, words such as "anticipate", "expect", "project", and similar expressions are intended to identify such forward-looking statements. Although the Corporation believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. While Addax Petroleum makes these forward looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

READER ADVISORY: FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements prospective investors in Addax Petroleum's securities should not place undue reliance on forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Mr. James Henderson, Press Relations, Tel.: +44 (0) 20 7743 6673, james.henderson@pelhampr.com; Mr. Alisdair Haythornthwaite, Press Relations, Tel.: +44 (0) 20 7743 6676, alisdair.haythornthwaite@pelhampr.com

END